# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORPORATION, CIK 0000709283
CUSIP: 747906501
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0000950170-25-003093
Filed by CIK 0001163368
Persons authorized to receive notices and communications: Pacific Investment Mgmt Co LLC, 650 Newport Center Drive, Newport Beach, California (CA), 92660, (949) 720-6000

## Reporting persons
- Pacific Investment Management Company LLC (CIK 0001163368): type of reporting person: investment adviser (IA), other (OO); source of funds: other (OO); sole voting power 962,127; shared voting power 0; sole dispositive power 962,127; shared dispositive power 0; aggregate amount beneficially owned 962,127 (16.5% of the class)
  Comment: (1) The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by OC II FIE V LP and OC III LVS XL LP (see Item 2 of this Schedule 13D), comprised of (i) 289,620 shares of Common Stock held by OC II FIE V LP and (ii) 672,507 shares of Common Stock held by OC III LVS XL LP.
  (2) The number of shares outstanding for purposes of this percentage calculation assumes 5,834,199 outstanding shares of Common Stock as of February 11, 2025, as reported by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended December 31, 2024, filed by the Issuer with the Securities and Exchange Commission on February 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: QUANTUM CORPORATION
Address of issuer's principal executive offices: 224 Airport Parkway, Suite 550, San Jose, California (CA), 95110
Comment: This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 28, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on April 26, 2022, Amendment No. 2 to Schedule 13D filed with the SEC on August 12, 2022, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2022, Amendment No. 4 to Schedule 13D filed with the SEC on June 14, 2023, Amendment No. 5 to Schedule 13D filed with the SEC on July 14, 2023, Amendment No. 6 to Schedule 13D filed with the SEC on August 15, 2024, and Amendment No. 7 to Schedule 13D filed with the SEC on January 7, 2025 (together with this Amendment No. 8, the "Schedule 13D") relating to the Common Stock of the Company, the principal executive offices of which are located at 224 Airport Parkway, Suite 550, San Jose, California 95110. Only those items that are hereby reported are amended; all other items reported in the original Schedule 13D, as amended, remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the original Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is supplemented by adding the following:

On March 19, 2025, Mr. Chris Neumeyer, an executive vice president and portfolio manager at PIMCO, resigned from the Board. PIMCO intends to retain its board observation rights.

The Reporting Person may dispose of any or all of such shares of Common Stock or other securities held by it at any time. The Reporting Person is evaluating on an ongoing basis its investment in shares of Common Stock of the Issuer.

Except as set forth herein, the Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending on market conditions, an evaluation of the business and the prospects of the Issuer and other factors, the Reporting Person may, in its sole discretion, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for shares of Common Stock, or dispose of shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of the cover page of this Schedule 13D are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is supplemented by adding the following:

Exhibit 99.9. Amended and Restated Schedule A

## Signatures
- Pacific Investment Management Company LLC: /s/ Alyssa Creighton, Alyssa Creighton / Senior Vice President (03/21/2025)